UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 3 to
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Protection One, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74 3663 304
                                 (CUSIP Number)

                                 Rita A. Sharpe
                                   President
                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                June 19, 1998

             (Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.
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                                Amendment No. 3 to
                                  SCHEDULE 13D

CUSIP NO.  74 3663 304
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Westar Capital, Inc.                48-1092416

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                   (B) |X|

  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Kansas

                    7    SOLE VOTING POWER

                           0
    NUMBER OF
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            111,120,373
       EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              0

                   10    SHARED DISPOSITIVE POWER

                         111,120,373

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         111,120,373

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         84.67%

  14   TYPE OF REPORTING PERSON

               CO
<page2>

                               Amendment No. 3 to
                                  SCHEDULE 13D

CUSIP NO.  74 3663 304
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Western Resources, Inc.            48-0290150

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) |_|
                                                                    (B) |X|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Kansas

                    7     SOLE VOTING POWER

                          0
    NUMBER OF
      SHARES        8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             111,120,373
       EACH
    REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON
       WITH               0

                   10     SHARED DISPOSITIVE POWER

                          111,120,373


 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          111,120,373

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES |_|
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        84.67%

  14   TYPE OF REPORTING PERSON

               CO

<page3>


      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on November 24, 1997, (the "Statement"), with respect to the Voting Common Stock, par value $.01 per share (the "Shares") of Protection One, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


Item 1.           Security and Issuer

                  No material change.

Item 2.           Identity and Background

                  No material change.

Item 3.           Source and Amount of Funds or Other Consideration

     The aggregate purchase price for the 4,597,500 Shares purchased by the Reporting Person since the filing of Amendment No. 2 to the Statement was $43,676,250. Such Shares were acquired with general capital funds of the Reporting Person.

Item 4.           Purpose of Transaction

     On June 19, 1998, the Reporting Person exercised the option reported in Amendment No. 2 to acquire 4,597,500 Shares from the Issuer. The purchase price was $9.50 per share.

Item 5.           Interest in Securities of the Issuer

     (a) To the best knowledge and belief of the Reporting Person, there were 126,597,901 Shares issued and outstanding as of June 19, 1998. As a result of the purchase described in this Amendment No. 3, the Reporting Person beneficially owns (within the meaning of Rule 13d-3) 111,120,373 Shares, constituting approximately 84.67% of the above-noted total amount of issued and outstanding Shares (assuming that 1,898,233 Shares into which Convertible Notes held by the Reporting Person are convertible and 2,750,238 Shares subject to the Report Person's option to purchase are outstanding).

Item 6.           Contracts, Arrangements, Understandings
                  or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.           Material to Be Filed as Exhibits

                  None.


<page4>





                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 19, 1998


                                                 WESTAR CAPITAL, INC.

                                                 By: /s/ Marilyn K. Dalton
                                                     Name: Marilyn K. Dalton
                                                     Title: Secretary





                                   Page 1 of 2

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 19, 1998


                                              WESTERN RESOURCES, INC.


                                              By:  /s/ Richard D. Terrill
                                                   Name: Richard D. Terrill
                                                   Title: Corporate Secretary




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